SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2015

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	38,692
Cash and securities segregated under Federal regulations		509,859
Receivables:		
Brokers and dealers		185,044
Customers (including officers)		1,308,031
Affiliates		373
Investments ($24,942 pledged as collateral)		48,451
Deposits with clearing organizations		47,675
Other assets		6,651
Total assets	**$**	**2,144,776**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	68,796
Customers (including officers)		1,679,484
Due to Parent		120,995
Due to affiliates		23,971
Bank overdrafts		14,640
Securities sold not yet purchased		16,097
Accrued compensation and benefits		2
Accrued expenses and other liabilities		8,296
Total liabilities		**1,932,281**
Commitments and contingencies *(Note 9)*		
Member's equity		212,495
Total liabilities and member's equity	**$**	**2,144,776**

The accompanying notes are an integral part of these financial statements.